Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Nine Months Ended	Fiscal Year Ended April 30,
	January 31, 2011	2010	2009	2008	2007	2006
Earnings
Income from continuing operations	$4,170	$5,215	$10,447	$14,516	$14,392	$11,823
Add:
Combined fixed charges and preferred distributions (see below)	51,665	71,497	72,027	66,317	61,280	53,970
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	82	(22)	40	136	26	(484)
Interest capitalized	(59)	(19)	(912)	(506)	(69)	(21)
Preferred distributions	(1,779)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$54,079	$74,299	$79,230	$78,091	$73,257	$62,916

Fixed charges
Interest expensed	$49,827	$69,106	$68,743	$63,439	$58,839	$51,577
Interest capitalized	59	19	912	506	69	21
Total Fixed charges	$49,886	$69,125	$69,655	$63,945	$58,908	$51,598
Preferred distributions	1,779	2,372	2,372	2,372	2,372	2,372
Total Combined fixed charges and preferred distributions	$51,665	$71,497	$72,027	$66,317	$61,280	$53,970

Ratio of earnings to fixed charges	1.08	1.07	1.14	1.22	1.24	1.22
Ratio of earnings to combined fixed charges and preferred distributions	1.05	1.04	1.10	1.18	1.20	1.17